Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Nineteenth Meeting of the Fourth Session of the Board of Directors of China Life Insurance Company Limited

The nineteenth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 24, 2015 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated March 10, 2015. Out of the Company’s eleven directors, ten directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, Su Hengxuan and Miao Ping, executive directors of the Company; Zhang Xiangxian and Wang Sidong, non-executive directors of the Company; and Bruce D. Moore, Anthony Francis Neoh, Chang Tso Tung and Huang Yiping, independent non-executive directors of the Company. Miao Jianmin, non-executive director of the Company, was on leave for business and authorized in writing, Zhang Xiangxian, non-executive director of the Company to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Mr. Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1. Passed the Proposal on the 2014 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 11 for, 0 against, with no abstention

2. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2014

After review and discussion, the Board approved the proposal, which includes the 2014 Annual Financial Statements prepared in accordance with PRC GAAP, the 2014 Financial Statements prepared in accordance with IFRS, the 2014 Report on Participating Insurance Products, the 2014 Report on Balance Sheet of Assets in Foreign Currencies, the 2014 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2014 Report on Changes in Accounting Policies and Accounting Estimates. The independent directors gave their consenting, independent opinions on the proposal. The Board agreed to submit the proposal to the 2014 Annual Shareholders’ Meeting for approval.

Commission File Number 001-31914

The Board reviewed and discussed changes in accounting policies and accounting estimates in the year of 2014:

From January to March 2014, the Ministry of Finance of the People’s Republic of China promulgated Accounting Standards for Business Enterprises No. 39 - Fair Value Measurement and Accounting Standards for Business Enterprises, No. 40 - Joint Venture Arrangements, No. 41 – Disclosure of Equity in Other Entities; issued amended Accounting Standards for Business Enterprises No. 30 - Presentation of Financial Statements, Accounting Standards for Business Enterprises No. 9 – Employees’ Compensation, Accounting Standards for Business Enterprises No. 33 - Consolidated Financial Statements and Accounting Standards for Business Enterprises No. 2 - Long-term Equity Investments. The above seven accounting standards became effective from July 1, 2014, but early implementation by enterprises listed overseas was encouraged. As an overseas listed company, except for No. 41 – Disclosure of Equity in Other Entities which was issued after the reporting of the 2013 Annual Financial Statements of the Company, the Company has implemented the above remaining six accounting standards in preparation of the 2013 Annual Financial Statements, and necessary treatments have been made in accordance with relevant transitional provisions. From January to March 2014, the Ministry of Finance of the People’s Republic of China promulgated the Interpretations No.6 of the Accounting Standards for Business Enterprises and the Rules for the Distinction between Financial Liability and Equity Instrument and Relevant Accounting Treatment, both of which became effective from the date of promulgation. In July, 2014, the Ministry of Finance the People’s Republic of China issued amended Accounting Standards for Business Enterprises No. 37 - Presentation of Financial Instruments. The companies adopting Accounting Standards for Business Enterprises are required to prepare the presentation of financial instruments in accordance with this No. 37 - Presentation of Financial Instruments for its annual financial statements for the year of 2014 and the subsequent periods. The Company has implemented this accounting standard in preparation of the 2014 Annual Financial Statements. Except for the adjustment in corresponding disclosure, such changes do not have a material impact on the Company’s financial statements.

In order to better reflect the Company’s objectives for future development and the changes in the Company’s external environment and business structure, as well as providing the financial statements readers with more useful information, the Company has realigned the composition of its reportable segments for the year of 2014 by changing the previously reported individual life insurance, group life insurance, short term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and other segments. The Company’s management conducted review and analysis of segment operating results based on the new reporting segments. The Company’s segment reporting results for the year of 2013 have been revised to conform to the realigned segment reporting structure.

In 2014, there were no other significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, surrender rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets. On December 31, 2014, the Company re-examined the above assumptions based on current information. Changes in discount rate resulted in a decrease in reserves by RMB4,599 million, changes in morbidity rate of certain types of insurance products resulted in an increase in reserves by RMB441 million and changes resulting from other changes in assumptions resulted in a decrease in reserves by RMB21 million. Changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into this year’s income statement, which resulted in an increase in profits before tax by RMB4,179 million. As of December 31, 2014, such changes in accounting estimates resulted in a decrease in liability reserves for life insurance products by RMB3,970 million and a decrease in liability reserves for long-term health insurance products by RMB209 million.

Commission File Number 001-31914

Ernst & Young Hua Ming issued a dedicated report on the changes in accounting policies and accounting estimates of the Company for the year of 2014. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

3. Passed the Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2014

After review and discussion, the Board passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2014, mainly including Financial Summary, Chairman’s Statement, Management Discussion and Analysis, Report of the Board of Directors, Report on Significant Matters, Report on Corporate Governance, Financial Reports and Embedded Value and other related matters.

Voting result: 11 for, 0 against, with no abstention

4. Passed the Proposal on Nominating Mr. Yang Mingsheng as a Candidate of Executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

5. Passed the Proposal on Nominating Mr. Lin Dairen as a Candidate of Executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

6. Passed the Proposal on Nominating Mr. Xu Hengping as a Candidate of Executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

7. Passed the Proposal on Nominating Mr. Xu Haifeng as a Candidate of Executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

8. Passed the Proposal on Nominating Mr. Miao Jianmin as a Candidate of Non-executive Director of the Fifth Session of the Board of the Directors of the Company

Commission File Number 001-31914

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

9. Passed the Proposal on Nominating Mr. Zhang Xiangxian as a Candidate of Non-executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

10. Passed the Proposal on Nominating Mr. Wang Sidong as a Candidate of Non-executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

11. Passed the Proposal on Nominating Mr. Liu Jiade as a Candidate of Non-executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

12. Passed the Proposal on Nominating Mr. Anthony Francis Neoh as a Candidate of Independent Non-executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

13. Passed the Proposal on Nominating Mr. Chang Tso Tung, Stephen as a Candidate of Independent Non-executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

14. Passed the Proposal on Nominating Mr. Huang Yiping as a Candidate of Independent Non-executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

15. Passed the Proposal on Nominating Mr. Jieke Bai as a Candidate of Independent Non-executive Director of the Fifth Session of the Board of the Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

Please refer to the notice and materials for the 2014 Annual Shareholders’ Meeting to be separately published by the Company for the biographies of the above director candidates, the declarations of the independent director nominators and the declarations of the independent director candidates.

16. Passed the Proposal on the Report of the Board for the Year of 2014

The Board agreed to submit the report to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

17. Passed the Report on the Performance of Committees under the Fourth Session of the Board in 2014

For details of the Report on the Performance of the Audit Committee in 2014, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

18. Passed the Report on the Performance of Independent Directors of the Fourth Session of the Board in 2014

The Board agreed to submit this report to the 2014 Annual Shareholders’ Meeting for approval. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

19. Passed the Proposal on the Profit Allocation for the Year of 2014

In accordance with the Company Law and other applicable laws of the People’s Republic of China and the AOA, the Company must withhold 10% of the after-tax profit for the year ended December 31, 2014 as statutory reserves amounting to RMB3,160 million and general risk reserves amounting to RMB3,160 million, respectively. The Board will submit the proposal on the following matters to the 2014 Annual Shareholders’ Meeting for approval: after the allocation of RMB3,160 million (being 10% of its after-tax profit for 2014) to its discretionary surplus reserve fund, based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.40 per share (inclusive of tax), totaling approximately RMB 11,306 million, to all shareholders of the Company. Following the above allocation, unallocated balance of the after tax net profit for 2014 will be recorded as unallocated profit and will be allocated in the following years. Capital reserves will not be used to increase the Company’s share capital during the above allocation. The independent directors gave their consenting, independent opinions on the proposal. The Board agreed to submit the proposal to the 2014 Annual Shareholders’ Meeting for approval.

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

20. Passed the Proposal on Financial Report on Solvency and Assessment Report on Solvency Management in 2014

Voting result: 11 for, 0 against, with no abstention

21. Passed the Proposal Regarding the Remunerations of the Auditor for 2014 and the Appointment of the Auditor for 2015

The Board agreed to pay a total amount of RMB53.50 million as the remunerations of the auditor for 2014, and recommended that the Company continues to engage Ernst & Young Hua Ming (Special General Partnership) and Ernst & Young as the PRC auditor and the international auditor of the Company for the year of 2015. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

22. Passed the Proposal on General Authorization for Issuance of H Shares

The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

23. Passed the Proposal on Offshore Issuance of RMB-denominated Debt Instruments for Capital Replenishment

The Board passed the following resolutions regarding the Proposal on Offshore Issuance of RMB-denominated Debt Instruments for Capital Replenishment:

Subject to the approvals of the 2014 Annual Shareholders’ Meeting and regulators, the Company proposes to issue RMB-denominated debt instruments outside the People’s Republic of China for capital replenishment with a total amount of no more than RMB3,000 million according to market conditions. The funds raised by offering such offshore debt instruments for capital replenishment, after deducting offering expenses, will be all used for replenishing the capital of the Company to enhance the solvency of the Company.

The Board agreed to submit the proposal on the offshore issuance of RMB-denominated debt instruments for capital replenishment for the General Shareholders’ Meeting’s review and approval and to authorize the Board, if approved and authorized by the General Shareholders’ Meeting, further delegate the power to the management of the Company to carry out and decide all the specific matters relating to the offshore issuance according to market conditions, subject to the approval of regulators. The term of authorization will last for 24 months since the date of the approval of the General Shareholders’ Meeting on the offshore issuance of debt instruments for capital replenishment.

Please refer to the notice and materials for the 2014 Annual Shareholders’ Meeting to be separately published by the Company for the details of the offshore issuance of RMB-denominated debt instruments for capital replenishment.

Voting result: 11 for, 0 against, with no abstention

24. Passed the Proposal on the Compensation for the Directors and Supervisors

Commission File Number 001-31914

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

25. Passed the Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 11 for, 0 against, with no abstention

26. Passed the Proposal on the Report on Related Party Transactions of the Year of 2014 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2014

The Board agreed to submit this proposal to the 2014 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

27. Passed the Proposal on Convening the 2014 Annual Shareholders’ Meeting

Notice of the 2014 Annual Shareholders’ Meeting will be published separately.

Voting result: 11 for, 0 against, with no abstention

28. Passed the 2014 Social Responsibility Report of the Company

Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

29. Passed the 2014 Compliance Report of the Company

Voting result: 11 for, 0 against, with no abstention

30. Passed the Proposal on Approving the Entrusted Investment in Offshore Private Placement Markets and Quota Authorization

Voting result: 11 for, 0 against, with no abstention

31. Passed the Proposal on the Review of the Internal Audit Work of the Company for the Year of 2014

Voting result: 11 for, 0 against, with no abstention

32. Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2014

Voting result: 11 for, 0 against, with no abstention

33. Passed the Proposal on the 2014 Assessment Report on Internal Control of the Company (A Share)

Commission File Number 001-31914

Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information announced by the Company on the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

34. Passed the Report on Anti-Money Laundering Work in 2014

Voting result: 11 for, 0 against, with no abstention

Please see notice and materials for the 2014 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2014 Annual Shareholders’ Meeting for approval.

Board of Directors of China Life Insurance Company Limited
March 24, 2015